

September 22, 2010

Mr. Peter Whitfield
Senior Vice President and Chief Financial Officer
GTSI Corp.
2553 Dulles View Drive, Suite 100
Herndon, VA 20171-5219

     Re: **GTSI Corp.**
             Form 10-K for the Fiscal Year ended December 31, 2009
             Filed March 5, 2010
             Form 10-Q for the Quarterly Period ended March 31, 2010
             Filed May 14, 2010
             File No. 000-19394

Dear Mr. Whitfield:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                 Sincerely,

                 Stephen Krikorian
                 Accounting Branch Chief